EXHIBIT 99.1

210, 1167 Kensington Cr. N.W Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Common Share Offering

CALGARY, AB – February 19, 2013 – Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC; NASDAQ:ONCY) announced today its intention, subject to market and other conditions, to commence an underwritten public offering of common shares.  The number of common shares to be distributed and the price of each common share will be determined in the context of the market with final terms to be determined at the time of pricing.

Piper Jaffray & Co. and Wedbush PacGrow Life Sciences will act as joint book-running managers for the offering in the U.S. and Paradigm Capital Inc. will act as co-manager in the U.S. and book-running manager in Canada. The Company expects to grant the underwriters participating in the offering a 30-day option to purchase up to an additional 15 percent of the number of common shares sold pursuant to the offering to cover over-allotments, if any. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Oncolytics intends to use the net proceeds from the offering to fund its clinical trial program, manufacturing program and for general corporate and working capital purposes.

The common shares are being offered in each of the Canadian provinces of British Columbia, Alberta, Manitoba and Ontario by way of a prospectus supplement to the Company’s base shelf short form prospectus and in the United States pursuant to a prospectus supplement to the Company’s effective shelf registration statement on Form F-10 (333-182260) previously filed with the United States Securities and Exchange Commission. Copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from the Securities and Exchange Commission website at http://www.sec.gov, from the System for Electronic Document Analysis and Retrieval (SEDAR) website at http://www.sedar.com or from the underwriters at:

Piper Jaffray & Co.
800 Nicollet Mall, J12S03, Minneapolis, MN 55402
Email: prospectus@pjc.com
Telephone: (800) 747-3924

Wedbush Securities Inc.
One Bush Street, 17th floor, San Francisco, CA 94104, Attn:  SF Prospectus Department
Phone: 415-274-6819
Fax: 415-274-6887

Before you invest, you should read the prospectus supplement and accompanying prospectus, the registration statement, and the other documents that the Company has filed with the Securities and Exchange Commission for more complete information about the Company and this offering.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any state or jurisdiction.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as the proposed offering of common shares and the intended use of proceeds and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the market conditions of the offering and risks related to the Company’s business which may result in the intended use of proceeds changing. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Kirk Look 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 klook@oncolytics.ca	The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com